 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Translated From Hebrew Interim Financial Statements as of September 30, 2013

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A.     Board of Directors' Report as of September 30, 2013.

B.     Reviewed Condensed Consolidated Financial Statements as of September 30, 2013.

C.     Separate Financial Information as of September 30, 2013 in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970.

D.     Interim Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure as of September 30, 2013, Pursuant to Regulation 38c(a) of the Israeli Securities Authority.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE CORPORATION'S STATE OF AFFAIRS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The Board of Directors of XTL Biopharmaceuticals Ltd. (the "Company") hereby presents the Company's interim consolidated financial statements as of September 30, 2013 and for the nine months then ended (the "Reporting Period"), in conformity with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (the "Reporting Regulations").

The data presented in this report relates to the Company and its subsidiaries on a consolidated basis (the "Group"), unless explicitly stated otherwise.

The directors' report contains, among other things, a condensed description of the Company's business, its financial position, an analysis of operating results and the effect of events during the reporting period on the data in the consolidated financial statements of the Company as of September 30, 2013 (the "Financial Statements"). The material changes in the Company's business compared to the information presented in the Company's periodic report for 2012, in conformity with Regulation 39a to the Reporting Regulations, are specified in section 1.2 below.

The directors' report was prepared based on the assumption that the reader also has at its disposal the Company's directors' report for the year ended December 31, 2012.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	A condensed description of the Company's business

The Company was incorporated under the Israeli Companies Law on March 9, 1993. The Company is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm.

A-1

Effective from July 15, 2013, the Company's American Depositary Receipts ("ADRs") are now traded on the Nasdaq Capital Market (see details in section 1.2.3 below). In the past, the Company's ADRs were traded in the U.S in the over-the-counter market. The Company's securities are also traded on the Tel-Aviv Stock Exchange ("TASE").

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. ("Proteologics"), a public company whose shares are traded on the TASE, in consideration of approximately $ 1,700,000 (approximately NIS 6,500,000) paid in cash (see also Note 12 to the annual consolidated financial statements for 2012). On September 12, 2013, the Company entered into an agreement for the sale of its entire investment in Proteologics in consideration of approximately $ 3,400,000 after having acquired another 14.13% of Proteologics' shares on September 11, 2013. See more details in section 1.2.5 below.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. ("InterCure"), a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. On May 16, 2013, the Company's Board approved the conversion of the loan which had been extended to InterCure into 7,620,695 Ordinary shares of InterCure as predetermined in the acquisition agreement. Following said conversion and as of the date of the report, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

As of the date of the report, the Company is in the planning stages for the implementation of a phase 2 clinical trial of the recombinant EPO ("rHuEPO") drug for treating Multiple Myeloma patients. As part of said preparations, the Company has conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients, is preparing market analyses and undergoing regulatory activities. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed. Based on the Company's current business plans and estimates, the approval for commencing the clinical trial is expected to be obtained during the first half of 2014.

On November 30, 2011, the Company completed the MinoGuard transaction in which it acquired the activity of MinoGuard Ltd. ("MinoGuard"), founded by Mor Research Applications Ltd. ("Mor") by way of receiving an exclusive license to use MinoGuard's entire technology, including the SAM-101, a combination drug for treating psychotic diseases, focusing on schizophrenia, in return for sales royalties and milestone payments to be made over the clinical development period. The drug is based on a combination of existing antipsychotic drugs and a recognized medicinal compound (Minocycline). See also section 1.2.7 below.

A-2

The Company has patent rights and other assets in the field of treating hepatitis C (DOS program) transferred to Presidio Pharmaceuticals Inc. ("Presidio") and returned by Presidio to the Company in August 2012 (see more information in Note 18a to the annual consolidated financial statements for 2012). The Company intends to examine renewing the activity in the field of hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating hepatitis C based on the DOS technology transferred by Presidio.

As of September 30, 2013, the Company has the following subsidiaries:

a.	InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK (inactive), incorporated in the UK.

b.	Xtepo Ltd. ("Xtepo") - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

c.	XTL Biopharmaceuticals Inc. ("XTL Inc.") - a U.S. company incorporated in 1999 under the laws of the State of Delaware, USA and was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary (a sub-subsidiary of the Company) - XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware, USA. As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

1.2	Significant events during the reporting period

1.2.1	On February 21, 2013, the Company's special general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. On March 12, 2013, the decision was approved by the District Court pursuant to Section 350 to the Israeli Companies Law.

1.2.2	The Company and Kitov Pharmaceuticals Ltd. (see Note 18a to the annual consolidated financial statements for 2012), on March 5, 2013, decided to cease the negotiations as they failed to yield any binding agreement.

A-3

1.2.3	Listing for trading on the Nasdaq Capital Market ("Nasdaq") - on July 10, 2013, the Company's management received a notice from Nasdaq representatives stating that the admission committee had approved the Company's application to relist its ADRs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company's ADRs began trading on Nasdaq.

1.2.4	On August 19, 2013, Dr. Ben-Zion Weiner, a director in the Company, announced his resignation from the Company's Board. In his resignation announcement, Dr. Weiner stated to the Company's management that, if requested, he would be willing to positively consider joining the Company's scientific advisory committee. Following Dr. Weiner's resignation, on August 19, 2013, 2,938,668 of the options that had been granted to Dr. Weiner and have not yet vested as of the resignation date were forfeited (see also section 4.1.2 below).

1.2.5	On September 11, 2013, the Company entered into an agreement for the purchase of another 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. ("Aurum") in consideration of the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. ("Zmiha") for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics' issued and outstanding share capital as of the date of the agreement, in consideration of approximately $ 3,400,000 (approximately NIS 12,000,000). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2,700,000 (approximately NIS 9,600,000) and the balance is held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceedings pursuant to section 350 to the Companies Law in Proteologics. As of the date of approval of the financial statements, the majority of the consideration has been delivered to the Company and an amount of approximately $ 300,000 (approximately NIS 1,000,000) remains in escrow according to the agreement.

A-4

1.2.6	On September 11, 2013, the Company's Board received notification from Mr. David Grossman, the former CEO, that he wished to terminate his position as CEO. Accordingly, on September 11, 2013, the Company's Board approved the appointment and employment terms of Mr. Josh Levine as CEO effective from October 15, 2013. Mr. Grossman shall complete his tenure as CEO at the end of the four-month notice period stipulated in his employment agreement. On October 15, 2013, Mr. Levine began his tenure as the Company's CEO.

1.2.7	On September 12, 2013, the Company issued to MinoGuard 175,633 Ordinary shares of NIS 0.1 par value each of the Company in respect of annual license fees from July 1, 2013 through June 30, 2014.

1.2.8	During the reporting period, holders of the Company's warrants (series 2) exercised 86,299 warrants (series 2) into 86,299 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1 per warrant. The overall proceeds from the exercise of the warrants (series 2) totaled approximately $ 25,000.

1.2.9	During the reporting period, 130,000 non-marketable stock options of the Company were exercised into 130,000 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 0.28 per stock option. The proceeds from the exercise of the stock options totaled approximately $ 9,000.

1.2.10	InterCure

1.2.10.1	On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, InterCure's former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and Yazmonit Ltd., a company controlled by Dr. Benjamin Gavish ("Yazmonit" and "Dr. Gavish", respectively). InterCure's Board appointed a committee which includes an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board with its conclusions. In addition, a notice was delivered to Mr. Gavish and Dr. Gavish on the establishment of said committee which summoned the two to provide explanations regarding the issues under inspection and requested that they inform any of their future potential partners or investors of the inspection of the legal validity of said license agreement. On April 7, 2013, InterCure announced that on April 4, 2013, an originating summons had been filed by Yazmonit against it with the Tel-Aviv-Jaffa District Court, according to which the Court is asked to render a verdict which declares that the license agreement had been approved and signed and the rights therein had been conferred and transferred by the respondent to the petitioner as required by law.

A-5

Moreover, on May 13, 2013, InterCure filed a petition with the Court for dismissing the originating summons in limine and assigning the motion to a standard legal procedure. On July 17, 2013, InterCure made it public that it had reached a settlement with Mr. Gavish and Dr. Gavish in connection with the amendment of said license agreement. According to the amendment, Yazmonit will not be able to market its products under InterCure's RESPeRATE TM trademark and brand name.

1.2.10.2	On March 21, 2013, Prof. Reuven Zimlichman was appointed as InterCure's medical director. According to his consulting agreement, he will provide InterCure services consisting of R&D consulting, IP and medical regulation management. Prof. Zimlichman will be granted 130,000 stock options exercisable into 130,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. Alternatively, if as a result of the signing of an agreement between InterCure and a medical institution (such as a sick fund) for the sale of InterCure's products through the medical institution the total sales of InterCure's products exceed US$ 175,000, then 30% of the then unvested stock options will vest. The fair value of all the stock options using the Black and Scholes model in accordance with the provisions of IFRS 2 as of the date of InterCure's Board's approval approximates $ 9,000. The exercise period of the stock options is a maximum of 10 years from the date of grant. The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 92.21%, risk-free interest rates of 2.76%-3.21% and expected life of 5-6.5 years.

1.2.10.3	On June 26, 2013, InterCure's Board approved the appointment of Mr. Ofer Gilboa as the CEO of InterCure instead of Mr. Ronen Twito, the Company's CFO and Deputy CEO who terminated his tenure as temporary CEO of InterCure. According to Mr. Gilboa's employment agreement, as approved by InterCure's Board, he will be granted 650,000 stock options which are exercisable into Ordinary shares of InterCure at an exercise price of NIS 0.23 per stock option. The stock options vest over a period of three years whereby 1/12 of the total number of stock options will vest at the end of each quarter.

A-6

The fair value of all of the stock options using the Black and Scholes model pursuant to the provisions of IFRS 2 as of the date of InterCure's Board's approval was approximately $ 19,000. The exercise period is for a maximum of ten years from the allocation date. The value of each option is based on the following inputs: expected dividend rate of 0%, expected standard deviation rate of 5.41%, risk-free interest rate of 1% and expected life of 5-6.5 years. Also according to the employment agreement, if InterCure's revenues exceed $ 5,000,000 and the EBITDA is not less than $ 1,000,000, Mr. Gilboa will be entitled to a bonus of $ 25,000. It was also determined that Mr. Gilboa will be entitled to a bonus of 1% of any capital rising round in InterCure over a period of 36 months from commencing his tenure, provided that the investments are made by third parties that are unrelated to InterCure, and up to a maximum bonus of $ 100,000. In addition, the agreement provides for a letter of exemption and indemnification and the inclusion of Mr. Gilboa in InterCure's directors' and officers' liability insurance policy. Mr. Gilboa's employment terms were approved by the meeting of InterCure's shareholders of August 15, 2013. See also section 4.1.7.6 below.

1.2.10.4	Appointing a CFO in InterCure - CPA Uri Ben-Or - on July 11, 2013, InterCure appointed CPA Uri Ben-Or as CFO.

1.2.10.5	Blind trust agreement signed by InterCure for the sale of the Company's shares held by it - on July 22, 2013, InterCure announced that it had entered into a blind trust agreement with S.G.S. Trusts Ltd. for the gradual sale of the Company's shares over a period of two years and subject to the terms defined by the Company's Board. These shares had been allocated to InterCure in the debt refinancing agreement signed by InterCure with its creditors on July 25, 2012 in the context of which the Company acquired control over InterCure. Consequently, in the reporting period, InterCure reported the sale of 352,297 Company shares that had been allocated to it in the context of the acquisition agreement of July 25, 2012 for an average price of $ 0.315 (approximately NIS 1.13) per share. See also section 4.1.7.5 below.

A-7

1.2.10.6	On August 15, 2013, the general meeting of InterCure's shareholders approved the following issues:

1.2.10.6.1	Approval of the remuneration offered to InterCure's new CEO, Mr. Ofer Gilboa, through a company that is wholly controlled by him, including the grant of a letter of exemption and indemnification and the inclusion of Mr. Gilboa in InterCure's officers' and directors' liability insurance policy. See also section 4.1.7.6 below.

1.2.10.6.2	Approval of a change in the exercise increment of non-marketable stock options that had been granted to employees and officers in InterCure, including directors in InterCure who act as officers (or directors) in the Company (see also 1.2.10.7 below).

1.2.10.6.3	Approval of a change in the terms of the options previously granted to InterCure's former CEO, Mr. Ronen Twito, who acts as the Company's CFO and Deputy CEO (see also 1.2.10.7 below).

1.2.10.7	Changing the terms of the stock options granted to employees and officers in InterCure and to InterCure's former CEO - on August 15, 2013, following the approval of the Board of June 26, 2013, the general meeting of InterCure's shareholders approved a change in the exercise increment of 1,238,333 non-marketable stock options granted to employees and officers in InterCure, including directors in InterCure who act as officers in the Company, from an amount of $ 0.15 (54 Agorot) per stock option to an amount equivalent to 10% above the average price of InterCure's share on the TASE in the three trading days that preceded the date of the Board's decision, namely $ 0.063 (22.73 Agorot). The general meeting also approved a change in the terms of the options previously granted to InterCure's former CEO, Mr. Ronen Twito, who acts as the Company's CFO and Deputy CEO. The total economic value of the change in the option terms above, according to the Black and Scholes model pursuant to the provisions of IFRS 2 as of the date of the Board's approval approximates $ 12,000.

A-8

1.2.10.8	On September 15, 2013, InterCure reported that on September 10, 2013 the TASE notified it that based on data as of June 30, 2013, InterCure is not meeting the Maintenance Rules based on the TASE's articles of association since the value of public holdings in InterCure shares approximates NIS 3,000,000. The TASE requires the value of public holdings to be at least NIS 5,000,000. According to the TASE's articles of association, InterCure was granted an extension until December 31, 2013 to take steps to meet the Maintenance Rules. Insofar as InterCure fails to meet the Maintenance Rules by the end of the extension period, the TASE's board of directors will discuss the transfer of InterCure's shares to the Maintenance List in its meeting scheduled to take place in January 2014.

1.3	The financial position, operating results, liquidity and financing resources

The Company has incurred continuing losses and depends on outside financing resources to continue its activities. The Company's income at this stage originates from InterCure, a subsidiary in which control was acquired on July 25, 2012. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities at least until the fourth quarter of 2015 (independently of InterCure, which is 54.72% held). However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2013 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to dispose of marketable securities held by it or minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies.

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1.3.1	The financial position

Balance sheet highlights (U.S. dollars in thousands)

	September 30, 2013		December 31, 2012
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	10,282	100%	11,086	100%
Equity attributable to equity holders of the Company	7,323	71%	7,353	66%
Non-controlling interests	1,657	16%	2,071	19%
Current assets	5,549	54%	3,792	34%
Investment in associate	-	0%	2,336	21%
Property, plant and equipment, net	66	1%	72	1%
Intangible assets, net	4,667	45%	4,886	44%
Current liabilities	1,289	13%	1,649	15%
Non-current liabilities	13	0%	13	0%

Explanations for the developments in the items of the statement of financial position:

Equity

The Company's equity as of September 30, 2013 (including non-controlling interests) was approximately $ 8,980,000. Equity attributable to equity holders of the Company as of September 30, 2013 totaled $ 7,323,000, with no material change from December 31, 2012, representing about 71% of total balance sheet compared to 66% of total balance sheet as of December 31, 2012. The change in equity attributable to equity holders of the Company is mainly a result of a gain from the sale of an investment in an associate and the issuance of shares in the third quarter of 2013, offset by the loss for the period (less share-based payment expenses).

The balance of non-controlling interests as of September 30, 2013 was approximately $ 1,657,000, representing the other shareholdings in InterCure compared to $ 2,071,000 as of December 31, 2012. The decrease is mainly a result of the loss for the period (offset by share-based payment expenses) and the increase in the Company's stake in InterCure following the conversion of the loan that had been extended to InterCure according to the acquisition agreement. As of September 30, 2013, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital (see more details in section 1.1 above).

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Assets

The Group's total current assets as of September 30, 2013 amounted to approximately $ 5,549,000, an increase of approximately $ 1,757,000, compared to approximately $ 3,792,000 as of December 31, 2012. The change is primarily a result of an increase in the Group's balances of cash, short-term deposits and other accounts receivable. As of September 30, 2013, the Group's cash and short-term deposits totaled approximately $ 4,144,000 and other accounts receivable totaled approximately $ 867,000, an increase of approximately $ 832,000 compared to cash and short-term deposits totaling approximately $ 3,312,000 as of December 31, 2012 and an increase of approximately $ 714,000 compared to other accounts receivable as of December 31, 2012. This increase is mainly a result of the sale of the investment in an associate which was partly paid in cash and partly held in escrow according to the agreement (see details in section 1.2.5 above), less cash used in the Group's operating activities.

The carrying amount of trade receivables in the statement of financial position as of September 30, 2013 was approximately $ 106,000 compared to approximately $ 76,000 as of December 31, 2012. The balance arises from InterCure's trade receivables. The balance of trade receivables mainly arises from sales to UK and U.S. chains. The Company's current standard payment terms for retail distribution channels are 30 credit days and 3-5 days for direct sale channels.

The carrying amount of inventories as of September 30, 2013 totaled approximately $ 409,000 compared to approximately $ 229,000 as of December 31, 2012. The increase in inventories is principally explained by the purchase of inventories in InterCure which arrived at its warehouses in the third quarter of 2013.

The carrying amount of other accounts receivable in the statement of financial position as of September 30, 2013 totaled approximately $ 867,000 (approximately $ 806,000 excluding InterCure) compared to approximately $ 153,000 as of December 31, 2012 (approximately $ 117,000 excluding InterCure). The change mainly arises from the proceeds from the sale of the investment in an associate placed in escrow according to the agreement (see details in section 1.2.5 above).

Property, plant and equipment as of September 30, 2013 totaled approximately $ 66,000 (approximately $ 32,000 excluding InterCure) compared to approximately $ 72,000 as of December 31, 2012 (approximately $ 31,000 excluding InterCure) with no material change.

A-11

The carrying amount of intangible assets as of September 30, 2013 was approximately $ 4,667,000 compared to approximately $ 4,886,000 on December 31, 2012. The balance comprises the license for the exclusive use of the rHuEPO drug patent for treating Multiple Myeloma and the related knowhow and studies underlying the patent in a total of approximately $ 2,265,000, including transaction costs of approximately $ 187,000. The balance also includes excess cost (less current amortization) attributed to technology totaling approximately $ 1,658,000 and to brand name totaling approximately $ 430,000 from the InterCure acquisition transaction of July 2012. The change in the carrying amount as of September 30, 2013 compared to December 31, 2012 arises mainly from the current amortization of said technology and brand name.

Current liabilities

The carrying amount of current liabilities as of September 30, 2013 totaled approximately $ 1,289,000 (approximately $ 560,000 excluding InterCure), compared to approximately $ 1,649,000 as of December 31, 2012 (approximately $ 757,000 excluding InterCure). The decrease is primarily a result of the repayment of liabilities to professional service providers and the payment of grants to officers for the capital raising of 2012.

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1.3.2	Analysis of the operating results

Condensed statements of income (U.S. dollars in thousands)

In the first half of 2012, the Company did not include the results of InterCure whose results have only been consolidated in the Group's financial statements starting from the acquisition date - from the third quarter of 2012.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	$000

Revenues	1,658	343	473	343	938
Cost of sales	(567)	(156)	(180)	(156)	(380)

Gross profit	1,091	187	293	187	558

Research and development expenses	(75)	(81)	(32)	(38)	(99)
Selling and marketing expenses	(1,620)	(211)	(326)	(211)	(848)
General and administrative expenses	(1,546)	(1,873)	(152)	(898)	(2,769)
Other gains, net	1,056	795	1,046	795	802

Operating income (loss)	(1,094)	(1,183)	829	(165)	(2,356)

Finance income (expenses), net	38	(11)	12	15	45

Earnings (losses) from investment in associate	(845)	-	(396)	-	569

Income (loss) for the period	(1,901)	(1,194)	445	(150)	(1,742)

Other comprehensive income:
Foreign currency translation differences	(113)	-	(181)	-	114

Total other comprehensive income (loss)	(113)	-	(181)	-	114

Total comprehensive income (loss) for the period	(2,014)	(1,194)	264	(150)	(1,628)

Income (loss) for the period attributable to:
Equity holders of the Company	(1,326)	(1,049)	549	(50)	(1,390)
Non-controlling interests	(575)	(100)	(104)	(100)	(352)

Total income (loss) for the period	(1,901)	(1,149)	445	(150)	(1,742)

Total comprehensive income (loss) for the period attributable to:
Equity holders of the Company	(1,439)	(1,049)	368	(50)	(1,276)
Non-controlling interests	(575)	(100)	(104)	(100)	(352)

Total comprehensive income (loss) for the period	(2,014)	(1,149)	264	(150)	(1,628)

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Revenues

The Company's sales in the nine and three months ended September 30, 2013 totaled approximately $ 1,658,000 and approximately $ 473,000, respectively. These sales originated from InterCure. InterCure's main sales are to customers in online markets. In the first and second quarters of 2013, InterCure's sales totaled approximately $ 673,000 and approximately $ 512,000, respectively. The decrease in sales in the Company's sales arises mainly from seasonality.

Gross profit

Gross profit in the nine and three months ended September 30, 2013 totaled approximately $ 1,091,000 and approximately $ 293,000, respectively (approximately $ 1,250,000 and approximately $ 347,000 without amortizing excess cost in the transaction, respectively).

Cost of sales in the nine and three months ended September 30, 2013 includes amortization of excess cost attributable to technology identified in the acquisition and totaled approximately $ 159,000 and approximately $ 54,000, respectively.

Research and development expenses

Research and development expenses in the nine and three months ended September 30, 2013 totaled approximately $ 75,000 and approximately $ 32,000, respectively, similar to the corresponding periods last year. Research and development expenses comprise mainly medical regulation costs, clinical insurance expenses and other medical consulting costs. Research and development expenses attributable to InterCure in the nine and three months ended September 30, 2013 totaled approximately $ 29,000 and approximately $ 10,000, respectively.

Selling and marketing expenses

Selling and marketing expenses in the nine and three months ended September 30, 2013 totaled approximately $ 1,620,000 and approximately $ 326,000, respectively, originating entirely from InterCure. Selling and marketing expenses include advertising expenses (mainly media expenses) of approximately $ 766,000 and approximately $ 206,000, respectively, in the nine and three months ended September 30, 2013, compared to a gross profit of approximately $ 1,250,000 and approximately $ 347,000, respectively (less amortization of excess cost), which represents an average contribution (gross profit less direct/online advertising costs divided by direct/online advertising expenses) of about 63% and 68%, respectively. These expenses also include expenses in respect of share-based payments to InterCure's service providers of approximately $ 307,000 and approximately $ 11,000, respectively.

A-14

General and administrative expenses

General and administrative expenses in the nine and three months ended September 30, 2013 totaled approximately $ 1,546,000 and approximately $ 149,000, respectively, compared to approximately $ 1,873,000 and approximately $ 898,000 in the corresponding periods last year, respectively. The main decrease in general and administrative expenses in relation to the corresponding periods last year is principally explained by a decrease of approximately $ 388,000 in share-based payments to employees and directors mostly arising from the forfeiture of options granted to Dr. Ben-Zion Weiner, a director, which have not vested as of the date of his resignation. In contrast, there was an increase in legal expenses, consulting expenses and registration fees stemming from the Company's reinstatement on Nasdaq. General and administrative expenses attributable to InterCure in said periods totaled approximately $ 534,000 and approximately $ 176,000, respectively, and consist mainly of salaries, professional services, patent maintenance and share-based payment to directors and employees.

Other gains, net

In the nine and three months ended September 30, 2013, other gains were recorded totaling approximately $ 1,056,000 and approximately $ 1,046,000, respectively, compared to approximately $ 795,000 in the corresponding periods last year. The increase in other gains arises from the sale of the investment in Proteologics during the reporting period.

Finance income (expenses), net

Finance income, net in the nine and three months ended September 30, 2013 totaled approximately $ 38,000 and approximately $ 12,000, respectively compared to finance expenses (income), net of approximately $ 11,000 and approximately $ (15,000), respectively, in the corresponding periods last year, with no material change.

Losses from investment in associate

In the nine and three months ended September 30, 2013, until the date of sale of the investment in Proteologics (see section 1.2.5 above), the Company incurred losses from its investment, recorded at equity, totaling approximately $ 845,000 and approximately $ 396,000, respectively. As of September 30, 2013, the Company has no shares of Proteologics. The increase in equity losses compared to the corresponding periods last year mainly arises from the discontinuance of Proteologics' operations and consequently non-receipt of revenues and from expenses relating to the discontinuance of operations.

A-15

Taxes on income

The Group did not record taxes on income or tax benefits in the reporting period or in the corresponding period last year.

Income (loss) and comprehensive income (loss) for the period

The income (loss) attributable to equity holders of the Company in the nine and three months ended September 30, 2013 totaled approximately $ (1,326,000) and approximately $ 549,000, respectively, compared to approximately $ (1,094,000) and approximately $ (50,000) in the corresponding periods last year, respectively. The increase in loss compared to the nine months last year is mainly explained by the loss from InterCure and equity losses from the investment in Proteologics which had both been acquired in the second half of 2012. The income in the three months ended September 30, 2013 arises mainly from the sale of the investment in Proteologics and the forfeiture of options that had been granted to a former director in the Company that have not vested as of the date of the director's resignation, less equity losses from the investment in Proteologics.

The comprehensive income (loss) attributable to equity holders of the Company in the nine and three months ended September 30, 2013 totaled approximately $ (1,439,000) and approximately $ 368,000, respectively, compared to approximately $ (1,094,000) and approximately $ (50,000) in the corresponding periods last year, respectively. The Company's comprehensive loss until the date of disposal of the investment includes the effect of foreign currency translation differences from the investment in Proteologics whose functional currency is the NIS.

Basic and diluted earnings (loss) per share in the reporting period amounted to approximately $ 0.006 compared to $ 0.005 in the corresponding period last year.

Cash flows

Cash flows used in operating activities in the nine and three months ended September 30, 2013 totaled approximately $ 1,979,000 and approximately $ 758,000, respectively, compared to cash flows used in operating activities of approximately $ 1,098,000 and approximately $ 471,000 in the corresponding periods last year, respectively. InterCure's share in the cash flows used in operating activities in said periods totaled approximately $ 835,000 and approximately $ 319,000, respectively. Cash flows used in the Group's operating activities in the reporting period excluding InterCure totaled approximately $ 1,142,000. The increase compared to the corresponding period last year mainly arises from payments made in the period to professional service providers and the payment of grants to officers in connection with the capital raising round of 2012.

A-16

Cash flows provided by (used in) investing activities in the nine and three months ended September 30, 2013 totaled approximately $ 4,281,000 and approximately $ 3,782,000, respectively, compared to cash flows provided by (used in) investing activities of approximately ($ 480,000) and approximately $ 160,000 in the corresponding periods last year, respectively. The changes between the periods mostly reflect the sale of the investment in an associate and the movement in short-term deposits in the periods.

Cash flows provided by financing activities in the nine and three months ended September 30, 2013 totaled approximately $ 145,000 and approximately $ 127,000, respectively, originating from the sale of treasury shares by InterCure and the exercise of warrants (series 2) and non-marketable options in said periods. Cash flows provided by financing activities in the corresponding periods last year totaled approximately $ 4,201,000 and approximately $ 395,000, respectively, originating from the private placement of March 2012 and the exercise of warrants (series 2).

Financing resources

The Group finances its R&D operations by raising capital, using its own capital and from current credit from suppliers and service providers. The Group also generates income from the operations of InterCure, the subsidiary. As of September 30, 2013, the Group's balance of cash and cash equivalents and short-term deposits amounted to approximately $ 4,144,000 (approximately $ 3,976,000 excluding cash in InterCure). In the nine months ended September 30, 2013, warrants (series 2) were exercised for an exercise increment of approximately $ 25,000 (see 1.2.8 above) and non-marketable stock options were exercised for an exercise increment of approximately $ 9,000 (see 1.2.9 above).

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Ronen Twito, the Company's Deputy CEO and CFO.

b.	Description of the market risks to which the Group is exposed - the Group's activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the U.S. dollar (the Group's functional currency).

A-17

c.	The policy of the Group in managing market risks - on March 29, 2012, the Board determined that the Company's management is authorized to act to hold NIS at the required amount for the repayment of NIS-denominated liabilities from time to time and as timely suitable for a consecutive period of nine to twelve months each time. InterCure's Board decided to invest the majority of cash balances in InterCure in short-term dollar-linked deposits and the remaining cash balances in NIS deposits.

d.	Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Company's Board.

2.1.1	Exchange rate risk

Most of the Group's revenues and expenses are denominated in U.S. dollars and partly in British Pound against which the Group holds its available liquid resources in or linked to dollars. Nevertheless, in respect of some of the expenses which are denominated in NIS and create exposure to the changes in the exchange rate of the NIS in relation to the dollar, the Group holds part of its liquid resources in NIS, based on the decision of the Board as above, in order to minimize the currency risk.

As a hedge against economic exposure, which does not significantly contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to dollar.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

In recent years, the world has experienced several events both in the political-security realm and in the economic realm which have shaken the international markets in general and the Israeli market in particular. In the second quarter of 2013, the tensions in Israel's southern and northern borders persisted in the backdrop of the civil war in Syria, the coup in Egypt (which was also expressed by terrorist attacks out of the Sinai border) as well as the continuing tensions arising from Iran's pursuit of its nuclear plan. These factors are liable to harm growth and the market's activity and stability.

As for the global economic crisis which has been felt for the last few years, during the last two years, the European economy showed signs of deterioration as reflected, among other things, by the lowering of the credit rating of several countries in the Eurozone by international rating agencies including France, Spain, Italy, Ireland, Greece, Portugal, Belgium, Cyprus and Slovenia. This credit downgrading has led to the resignation of prime ministers in some of those countries after having been asked to implement extensive budget cuts.

A-18

The Group's management estimates that since the Group's investment policy is to invest only in bank deposits in currencies that are used for its current needs (U.S. dollar, which is the Group's functional currency and NIS - based on its needs and the Board's decision), it is not directly exposed to changes in the market prices of quoted securities.

Also, since the Group is in development stages and has no revenues from operations at this stage (excluding InterCure) and its expense budget relies on several suppliers and service providers, the events described above have relatively low impact on its results, compared to companies that sell their products. Nevertheless, since the Group funds its operations mainly from its own capital, as above, the events described above have a significant effect on the Group's ability to raise funds in the future in order to finance its plans and activity, which will require the Company to minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies in order to support its operations (see Note 1b to the annual consolidated financial statements).

As for InterCure, the financial crisis in the main markets of the U.S. and the UK continues to significantly affect InterCure. The developments and crises in the markets in general and particularly the economic slowdown, reduced consumer spending and decrease in the Consumer Confidence Index are all liable to adversely affect InterCure's business results, available cash flows, value of assets, business position, financial covenants, ability to distribute dividends and ability to raise financial resources, if needed, as well as the financing terms of such raising.

A-19

Report of linkage bases

Linkage basis of balance sheet items as of September 30, 2013

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:
Cash and cash equivalents	830	3,305	9	-	4,144
Short-term deposits	-	-	-	-	-
Trade receivables	72	1	33	-	106
Other accounts receivable	-	785	-	82	867
Restricted deposits	-	23	-	-	23
Inventories	-	-	-	409	409

	902	4,114	42	491	5,549
Liabilities:
Trade payables	352	305	5	-	662
Other accounts payable	210	199	-	218	627
Employee benefit liabilities	-	-	-	13	13

	562	504	5	231	1,302

Monetary assets less monetary liabilities	340	3,610	37	260	4,247

Linkage basis of balance sheet items as of September 30, 2012

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:
Cash and cash equivalents	1,635	1,071	1	-	2,707
Short-term deposits	2,009	578	-	-	2,587
Trade receivables	23	-	43	-	66
Other accounts receivable	74	30	-	24	128
Restricted deposits	-	21	-	-	21
Inventories	-	-	-	152	152

	3,741	1,700	44	176	5,661
Liabilities:
Trade payables	362	72	9	-	443
Other accounts payable	504	343	-	-	847
Employee benefit liabilities	-	13	-	-	13

	866	428	9	-	1,303

Monetary assets less monetary liabilities	2,875	1,272	35	176	4,358

A-20

2.2	Sensitivity analysis

Reporting on the exposure to financial risks

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS

	Gain (loss) from changes			Gain (loss) from changes
	+ 10%	+ 5%	30.9.2013	- 5%	- 10%
	$000

Cash and cash equivalents	331	165	3,305	(165)	(331)
Short-term deposits	-	-	-	-	-
Trade receivables	-	-	1	-	-
Other accounts receivable	79	39	785	(39)	(79)
Short-term restricted deposits	2	1	23	(1)	(2)
Trade payables	(31)	(15)	(305)	15	31
Other accounts payable	(20)	(10)	(199)	10	20

Exposure in the linkage balance sheet	361	180	3,610	(180)	(361)

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of granting donations

As of the reporting date, the Company did not determine a policy on granting donations and during the reporting period the Company did not make any donations.

3.2	The Company's internal auditor

There was no material modification to the data pertaining to the Company's internal auditor as it was shown in the Company's periodic report for the year ended December 31, 2012.

3.3	The Company's Board

3.3.1	In the reporting period, seventeen meetings of the Board were held and three meetings of the committee that examines the financial statements/the audit committee.

3.3.2	There was no material modification to the data pertaining to directors with accounting and financial qualifications as it was shown in the Company's periodic report for the year ended December 31, 2012.

3.3.3	The Company did not adopt in its articles a provision regarding the tenure of independent directors.

A-21

3.4	The Company's auditor

There was no material modification to the data pertaining to the Company's auditor as it was shown in the Company's periodic report for the year ended December 31, 2012.

3.5	Disclosure of the financial statements approval process

The Company's Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Mr. Jaron Diament, external director, expert in accounting and financing.

Mrs. Dafna Cohen - external director, expert in accounting and financing.

Mr. Marc Allouche - director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see chapter D, Regulation 26 to the periodic report of 2012.

After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.

Several days before the meeting of the committee, the Company's draft consolidated financial statements, draft report on the description of the corporation's business, draft directors' report, draft report on separate financial information and draft report on the effectiveness of internal control over financial reporting and disclosure are delivered to the members of the committee.

The meeting of the committee that examines the financial statements which was held on November 24, 2013 was also attended, besides the members of the committee, by the Company's CEO, Mr. Josh Levine, the Deputy CEO and CFO, Mr. Ronen Twito, the Company's legal consultants, Attorney Ronen Kantor and Attorney Ron Soulema, and representatives of the Company's auditors (Kesselman & Kesselman, CPAs), CPA Ido Heller and CPA Tziona Edri.

A-22

At the meeting of the committee in which the financial statements are discussed, the Company's CEO and Deputy CEO and CFO review in a detailed manner the key points of the financial statements, the Company's financial results, financial position and cash flows. This presentation comprises an analytical analysis and it gives details of the composition of and movement in material items and a comparison is made to previous periods.

In the meeting, a discussion is held in the issue of estimates and judgments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors give their reference to the audit procedure and to the data in the financial statements. Also, the Company's CEO and Deputy CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

In the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and judgments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the Board's members. The members of the Company's Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company's Board stated that a two-day difference between the meeting of the committee in the issue of the Company's financial statements as of September 30, 2013 and the meeting of the Company's Board in the issue of their approval would be considered a reasonable amount of time.

On November 28, 2013, after it was made clear that the financial statements reflect properly the financial position of the Company and its operating results, the Company's Board approved the financial statements of the Company as of September 30, 2013 in the presence of the following directors: Amit Yonay (Chairman of the Board), Dafna Cohen, Jaron Diament, Marc Allouche and David Bassa.

A-23

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting date

4.1.1	On November 7, 2013, the Company was notified of Mr. David Grossman's resignation from the Company's Board. On the same date and in keeping with Mr. Grossman's notification, the Company appointed Mr. David Bassa as a director in the Company.

4.1.2	On November 17, 2013, 1,469,332 of the stock options granted to Dr. Ben-Zion Weiner that had vested but had not been exercised, had expired.

4.1.3	On November 19, 2013, the Company's shareholders' meeting approved the following resolutions:

4.1.3.1	The Company will change its reporting framework from the principles prescribed in Chapter F to the Israeli Securities Law, 1968 ("the Securities Law") to the reporting framework prescribed by the U.S. Securities and Exchange Act of 1934 ("U.S. Securities Laws"), as stipulated in section 35ff to the Securities Law. Upon the transition to the reporting framework prescribed by Chapter E3 to the Securities Law in conformity with U.S. Securities Laws, the Company will file reports to the SEC in the United States concurrently with the reports published in the Israeli Securities Authority's website (MAGNA).

4.1.3.2	Approval of the Company's compensation policy in accordance with the provisions of section 267a to the Companies Law.

4.1.4	On November 21, 2013, the Company announced it is in negotiations with Yeda Research and Development Company Ltd., the licensing arm of the Weizmann Institute, to in-license a clinical stage asset for the treatment of Lupus, which, according to information provided to the Company, is ready for a Phase II clinical trial. The Company is currently conducting its due diligence review and, if satisfactory, the Company expects the in-licensing transaction to be completed before the end of the year.

4.1.5	On November 28, 2013, the Company's Board decided to file a petition with the court and convene a meeting of shareholders and a meeting of warrant holders in order to extend the exercise date of warrants (series 2) of the Company from December 31, 2013 to October 28, 2014.

4.1.6	After the balance sheet date and as of the date of approval of the Financial Statements, InterCure's share price has declined significantly. Should InterCure's share price remain in the current price range in the future, the Company will be required to assess the need for an impairment in InterCure's value, based on InterCure's recoverable amount, being the higher of (1) fair value less costs to sell and (2) value in use.

A-24

4.1.7	InterCure

4.1.7.1	On October 24, 2013, InterCure reported the appointment of Mr. Marc Allouche and Mrs. Michal Brikman as directors in InterCure following the approval of the annual meeting of InterCure's shareholders held on October 24, 2013.

4.1.7.2	On October 24, 2013, InterCure's annual meeting extended the tenure of the following directors: Mr. Amit Yonay, Mr. Yoav Weizer and Mr. David Grossman. Mr. Moshe Misgav's tenure was not extended. The meeting also approved the appointment of Mr. Marc Allouche as director and of Mrs. Michal Brikman as independent director and the reappointment of Kesselman & Kesselman, CPAs as InterCure's external auditors.

4.1.7.3	On November 10, 2013, InterCure reported that on November 7, 2013, Mr. David Grossman announced the termination of his tenure as director in InterCure.

4.1.7.4	On November 11, 2013, InterCure's Board approved the appointment of Mr. David Bassa as director in InterCure pursuant to section 51 to the articles of association.

4.1.7.5	On November 24, 2013, InterCure announced that according to InterCure's board of directors' resolution from November 21, 2013, and considering current cash balances and estimations regarding cash flow, InterCure has instructed the trustee to delay the sale of Company shares in accordance with the aforementioned blind trust agreement. InterCure further stated that it will assess, from time to time, its policy regarding sale of Company shares held by InterCure.

4.1.7.6	On November 27, 2013, InterCure announced the resignation of InterCure's CEO, Mr. Ofer Gilboa. Mr. Gilboa's term will end following a two-month notice period, on January 26, 2014.

Critical accounting estimates

There was no material modification to the critical accounting estimates as it was shown in the Company's periodic report for the year ended December 31, 2012.

November 28, 2013
Date	Amit Yonay Chairman of the Board	Josh Levine CEO

A-25

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF SEPTEMBER 30, 2013

UNAUDITED

INDEX

Page

Auditors' Review Report	B-2

Condensed Consolidated Financial Statements - in U.S. dollars:

Condensed Consolidated Statements of Financial Position	B3 - B4

Condensed Consolidated Statements of Comprehensive Loss	B5

Condensed Consolidated Statements of Changes in Equity	B6 - B10

Condensed Consolidated Statements of Cash Flows	B11 - B13

Notes to Financial Statements	B14 - B26

- - - - - - - - - - - -

B-1

Auditors' Review Report to the Shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd ("the Company") and its subsidiaries, which includes the condensed consolidated statement of financial position as of September 30, 2013 and the related condensed consolidated statements of comprehensive loss, changes in equity and cash flows for the nine and three-month periods then ended. The board of directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting", and are also responsible for the preparation of interim financial information based on Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 28, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

B-2

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,144	2,707	1,696
Short-term deposits	-	2,587	1,616
Trade receivables	106	66	76
Other accounts receivable	867	128	153
Restricted deposits	23	21	22
Inventories	409	152	229

	5,549	5,661	3,792

NON-CURRENT ASSETS:
Investment in associate	-	-	2,336
Property, plant and equipment, net	66	77	72
Intangible assets, net	4,667	4,807	4,886
Other investments	-	52	-

	4,733	4,936	7,294

Total assets	10,282	10,597	11,086

The accompanying notes are an integral part of the financial statements.

B-3

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	662	443	743
Other accounts payable	627	847	906

	1,289	1,290	1,649

NON-CURRENT LIABILITIES:
Employee benefit liabilities	13	13	13

	13	13	13

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	6,093	5,989	5,997
Share premium and options	148,343	147,401	147,475
Accumulated deficit	(144,774)	(143,598)	(143,560)
Treasury shares	(2,348)	(2,469)	(2,469)
Foreign currency translation adjustments of foreign operations	-	-	114
Reserve from transactions with non-controlling interests	9	(204)	(204)

	7,323	7,119	7,353
Non-controlling interests	1,657	2,175	2,071

Total equity	8,980	9,294	9,424

Total liabilities and equity	10,282	10,597	11,086

The accompanying notes are an integral part of the financial statements.

Amit Yonay	Josh Levine	Ronen Twito
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: November 28, 2013.

B-4

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues	1,658	343	473	343	938
Cost of sales	(567)	(156)	(180)	(156)	(380)

Gross profit	1,091	187	293	187	558

Research and development expenses	(75)	(81)	(32)	(38)	(99)
Selling and marketing expenses	(1,620)	(211)	(326)	(211)	(848)
General and administrative expenses	(1,546)	(1,873)	(152)	(898)	(2,769)
Other gains, net	1,056	795	1,046	795	802

Operating income (loss)	(1,094)	(1,183)	829	(165)	(2,356)

Finance income	59	31	20	15	60
Finance expenses	(21)	(42)	(8)	-	(15)

Finance income (expenses), net	38	(11)	12	15	45

Earnings (losses) from investment in associate	(845)	-	(396)	-	569

Income (loss) for the period	(1,901)	(1,194)	445	(150)	(1,742)

Other comprehensive income:
Items which can be classified to profit or loss:
Foreign currency translation differences	108	-	40	-	114
Adjustment from reclassification to profit and loss	(221)	-	(221)	-	-

Total other comprehensive income (loss)	(113)	-	(181)	-	114

Total comprehensive income (loss) for the period	(2,014)	(1,194)	264	(150)	(1,628)

Income (loss) for the period attributable to:
Equity holders of the Company	(1,326)	(1,094)	549	(50)	(1,390)
Non-controlling interests	(575)	(100)	(104)	(100)	(352)

	(1,901)	(1,194)	445	(150)	(1,742)
Total comprehensive income (loss) for the period attributable to:
Equity holders of the Company	(1,439)	(1,094)	368	(50)	(1,276)
Non-controlling interests	(575)	(100)	(104)	(100)	(352)

	(2,014)	(1,194)	264	(150)	(1,628)

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.006)	(0.005)	0.002	* )	(0.006)

*)     Represents an amount lower than $ 0.001.

The accompanying notes are an integral part of the financial statements.

B-5

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Nine months ended September 30, 2013
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the period	-	-	(1,326)	-	-	-	(1,326)	(575)	(1,901)
Other comprehensive loss	-	-	-	-	(113)	-	(113)	-	(113)

Total comprehensive loss	-	-	(1,326)	-	(113)	-	(1,439)	(575)	(2,014)

Share-based payment to employees and others	-	-	112	-	-	-	112	378	490
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	213	213	(213)	-
Issuance of shares and options	90	876	-	-	-	-	966	-	966
Exercise and expiration of stock options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Sale of treasury shares	-	(6)	-	121	-	-	115	(4)	111
Payment to supplier	-	(30)	-	-	-	-	(30)	-	(30)
Exercise of stock options into shares	6	28	-	-	-	-	34	-	34

Balance as of September 30, 2013 (unaudited)	6,093	148,343	(144,774)	(2,348)	-	9	7,323	1,657	8,980

The accompanying notes are an integral part of the financial statements.

B-6

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Nine months ended September 30, 2012
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2012 (audited)	5,335	141,385	(143,276)	-	-	-	3,444	-	3,444

Loss for the period	-	-	(1,094)	-	-	-	(1,094)	(100)	(1,194)
Other comprehensive income	-	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	(1,094)	-	-	-	(1,094)	(100)	(1,194)

Issuance of shares in respect of business combination	176	2,293	-	(2,469)	-	-	-	1,858	1,858
Share-based payment to employees and others	-	-	772	-	-	-	772	45	817
Issuance of shares and options	309	2,109	-	-	-	-	2,418	-	2,418
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	(204)	(204)	372	168
Exercise of stock options into shares	169	1,614	-	-	-	-	1,783	-	1,783

Balance as of September 30, 2012 (unaudited)	5,989	147,401	(143,598)	(2,469)	-	(204)	7,119	2,175	9,294

The accompanying notes are an integral part of the financial statements.

B-7

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended September 30, 2013
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of July 1, 2013 (unaudited)	6,001	147,489	(144,935)	(2,469)	181	9	6,276	1,722	7,998

Income (loss) for the period	-	-	549	-	-	-	549	(104)	445
Other comprehensive loss	-	-	-	-	(181)	-	(181)	-	(181)

Total comprehensive income (loss)	-	-	549	-	(181)	-	368	(104)	264

Share-based payment to employees and others	-	-	(388)	-	-	-	(388)	43	(345)
Issuance of shares and options	90	876	-	-	-	-	966	-	966
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	-	-	-	-
Sale of treasury shares	-	(6)	-	121	-	-	115	(4)	111
Payment to supplier	-	(30)	-	-	-	-	(30)	-	(30)
Exercise of stock options into shares	2	14	-	-	-	-	16	-	16

Balance as of September 30, 2013 (unaudited)	6,093	148,343	(144,774)	(2,348)	-	9	7,323	1,657	8,980

The accompanying notes are an integral part of the financial statements.

B-8

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended September 30, 2012
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of July 1, 2012 (unaudited)	5,777	144,749	(144,020)	-	-	-	6,506	-	6,506

Loss for the period	-	-	(50)	-	-	-	(50)	(100)	(150)
Other comprehensive income	-	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	(50)	-	-	-	(50)	(100)	(150)

Issuance of shares in respect of business combination	176	2,293	-	(2,469)	-	-	-	1,858	1,858
Share-based payment to employees and others	-	-	472	-	-	-	472	45	517
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	(204)	(204)	372	168
Exercise of stock options into shares	36	359	-	-	-	-	395	-	395

Balance as of September 30, 2012 (unaudited)	5,989	147,401	(143,598)	(2,469)	-	(204)	7,119	2,175	9,294

The accompanying notes are an integral part of the financial statements.

B-9

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Year ended December 31, 2012
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2012 (audited)	5,335	141,385	(143,276)	-	-	-	3,444	-	3,444

Loss for the year	-	-	(1,390)	-	-	-	(1,390)	(352)	(1,742)
Other comprehensive income	-	-	-	-	114	-	114	-	114

Total comprehensive loss	-	-	(1,390)	-	114	-	(1,276)	(352)	(1,628)

Share-based payment to employees and others	-	-	1,106	-	-	-	1,106	193	1,299
Issuance of shares in respect of business combination	176	2,293	-	(2,469)	-	-	-	1,858	1,858
Issuance of shares and options	309	2,109	-	-	-	-	2,418	-	2,418
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	(204)	(204)	372	168
Exercise of stock options into shares	177	1,688	-	-	-	-	1,865	-	1,865

Balance as of December 31, 2012 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

The accompanying notes are an integral part of the financial statements.

B-10

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Income (loss) for the period	(1,901)	(1,194)	445	(150)	(1,742)
Adjustments to reconcile income (loss) to net cash used in operating activities (a)	(78)	96	(1,203)	(321)	236

Net cash used in operating activities	(1,979)	(1,098)	(758)	(471)	(1,506)

Cash flows from investing activities:

Acquisition of subsidiary, less cash received (d)	-	733	-	733	733
Investment in associate	-	-	-	-	(1,658)
Sale of investment in associate	2,724	-	2,724		-
Decrease in restricted deposit	-	-	-	-	1
Decrease (increase)in short-term bank deposits	1,640	(1,178)	1,058	(561)	(170)
Purchase of property, plant and equipment	(10)	(2)	-	(1)	(6)
Loan granted	-	-	-	22	-
Purchase of intangible assets	(73)	-	-	-	(80)
Other investments	-	(33)		(33)	(29)

Net cash provided by (used in) investing activities	4,281	(480)	3,782	160	(1,209)

Cash flows from financing activities:

Sale of treasury shares	111	-	111	-	-
Proceeds from issuance of shares and options	-	2,418	-	-	2,418
Receipts from exercise of stock options into shares	34	1,783	16	395	1,865

Net cash provided by financing activities	145	4,201	127	395	4,283

Increase in cash and cash equivalents	2,447	2,623	3,151	84	1,568

Gains (losses) from exchange rate differences on cash and cash equivalents	1	(39)	(2)	(3)	5

Cash and cash equivalents at the beginning of the period	1,696	123	995	2,626	123

Cash and cash equivalents at the end of the period	4,144	2,707	4,144	2,707	1,696

The accompanying notes are an integral part of the financial statements.

B-11

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2013	2012	2013	2012	2012
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	234	55	77	53	136
	Loss from disposal of property, plant and equipment		-		-	2
	Share-based payment transactions to employees and others	490	817	(345)	517	1,299
	Revaluation of short-term deposits	(25)	(36)	(1)	(22)	(75)
	Exchange rate differences on operating activities	(2)	39	1	3	(5)
	Gain from bargain purchase	-	(795)	-	(795)	(795)
	Change in employee benefit liabilities, net	-	2	-	2	2
	Share-based payment for patent expenses	13	-	13
	Loss (gain) from change in holding rate in associate	(10)	-	-	-	5
	Losses (earnings) from investment in associate	845	-	396	-	(569)
	Gain from sale of investment in associate	(1,046)		(1,046)		-

		499	82	(905)	(242)	-
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	(30)	13	(9)	13	3
	Decrease (increase) in other accounts receivable	(37)	2	(22)	21	(23)
	Decrease (increase) in inventories	(180)	33	(144)	33	(44)
	Increase (decrease) in trade payables	(38)	(28)	(30)	(79)	199
	Increase (decrease) in other accounts payable	(292)	(6)	(93)	(67)	101

		(577)	14	(298)	(79)	236

		(78)	96	(1,203)	(321)	236

(b)	Additional information on cash flows from operating activities:

	Interest received	22	29	4	7	40

The accompanying notes are an integral part of the financial statements.

B-12

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2013	2012	2013	2012	2012
		Unaudited				Audited
		U.S. dollars in thousands

(c)	Non-cash activities:

	Deferred charges in connection with the acquisition of Kitov	-	19	-	19	-

	Purchase of property, plant and equipment and intangible assets on suppliers' credit	-	-	-	-	73

	Issuance of treasury shares to subsidiary	-	2,469	-	2,469	2,469

	Conversion of convertible loan into capital in subsidiary	377	168	-	168	168

	Receivables in respect of sale of investment in associate	637	-	637	-	-

(d)	Acquisition of newly consolidated subsidiary:

	Working capital (excluding cash and cash equivalents)	-	517	-	517	517
	Property, plant and equipment	-	(51)	-	(51)	(51)
	Intangible assets	-	(2,397)	-	(2,397)	(2,397)
	Gain from bargain purchase	-	795	-	795	795
	Non-current liabilities	-	11	-	11	11
	Non-controlling interests	-	1,858	-	1,858	1,858

		-	733	-	733	733

The accompanying notes are an integral part of the financial statements.

B-13

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 1:-     GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the "Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware, USA.

The Company's American Depository Receipts ("ADRs") are traded on the Nasdaq Capital Market and its securities are traded on the Tel-Aviv Stock Exchange ("TASE").

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. ("Proteologics"), a public company whose shares are traded on the TASE in consideration of approximately NIS 6.5 million (approximately $ 1.7 million) paid in cash (see also Note 12 to the annual consolidated financial statements for 2012). On September 12, 2013, the Company entered into an agreement for the sale of its entire investment in Proteologics in consideration of approximately $ 3.4 million after having acquired another 14.13% of Proteologics' shares on September 11, 2013. See also Note 4 below.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. ("InterCure"), a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. In the context of the acquisition, the Company provided InterCure a loan that was convertible into shares of InterCure. On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition into 7,620,695 Ordinary shares of InterCure as predetermined in the acquisition agreement. Following said conversion and as of September 30, 2013, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

As of the date of the report, the Company is in the planning stages for the implementation of a phase 2 clinical trial of the recombinant EPO ("rHuEPO") drug for treating Multiple Myeloma patients. As part of said preparations, the Company has conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients, is preparing market analyses and undergoing regulatory activities. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed. Based on the Company's current business plans and estimates, the approval for commencing the clinical trial is expected to be obtained during the first half of 2014.

B-14

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 1:-     GENERAL (Cont.)

On November 30, 2011, the Company completed the MinoGuard transaction in which it acquired the activity of MinoGuard Ltd. ("MinoGuard"), founded by Mor Research Applications Ltd. ("Mor") by way of receiving an exclusive license to use MinoGuard's entire technology, including the SAM-101, a combination drug for treating psychotic diseases, focusing on schizophrenia, in return for sales royalties and milestone payments to be made over the clinical development period. The drug is based on a combination of existing antipsychotic drugs and a recognized medicinal compound (Minocycline). See also Note 4 below.

The Company has patent rights and other assets in the field of treating hepatitis C (DOS program) transferred to Presidio Pharmaceuticals Inc. ("Presidio") and returned by Presidio to the Company in August 2012 (see more information in Note 18a to the annual consolidated financial statements for 2012). The Company intends to examine renewing the activity in the field of hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating hepatitis C based on the DOS technology transferred by Presidio.

As of September 30, 2013, the Company has the following subsidiaries:

InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK (inactive), incorporated in the UK.

Xtepo Ltd. ("Xtepo") - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

XTL Biopharmaceuticals Inc. ("XTL Inc.") which was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary - XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware, USA. As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

The interim financial information is reviewed and not audited.

b.

The Company has incurred continuing losses and depends on outside financing resources to continue its activities. The Company's income at this stage originates from InterCure, a subsidiary in which control was acquired on July 25, 2012. The Company depends on outside financing resources to continue its activities. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities at least until the fourth quarter of 2015 (independently of InterCure, which is 54.72% held). However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

B-15

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 1:-     GENERAL (Cont.)

The Company expects to incur additional losses in 2013 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to dispose of marketable securities held by it or minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies.

NOTE 2:-     BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Group as of September 30, 2013 and for the interim periods of nine and three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all of the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2012 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates - the preparation of the interim financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2012.

B-16

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 3:-     SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2012, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2013 as described below:

a.	IFRS 10, "Consolidated Financial Statements" ("IFRS 10"):

IFRS 10 supersedes all existing guidance on the control and consolidation of financial statements in IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and SIC 12, "Consolidation - Special Purpose Entities". IFRS 10 redefines "control". The new definition focuses on the requirement that power and variable returns should exist in order for control to exist. "Power" is the current ability to direct the activities which significantly affect the returns. IFRS 10 contains, inter alia, guidance relating to differentiating between participating rights and protective rights as well as guidance relating to cases where an investor is acting on behalf of another party or on behalf of a group of parties (agent/principal relationships). The core principle whereby a consolidated entity presents the accounts of a parent company and its subsidiaries as a single entity remains unchanged as well as the mechanics of consolidation.

The Group has adopted IFRS 10 for the first time for the annual period commencing on January 1, 2013. The adoption of IFRS 10 did not have a material impact on the Group's consolidated financial statements.

b.	IAS 27 (Revised), "Separate Financial Statements" ("IAS 27R"):

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

The Group has adopted IAS 27R for the first time for the annual period commencing on January 1, 2013. Since IAS 27R does not address consolidated financial statements, its initial adoption did not have any effect on the Group's consolidated financial statements.

c.	IAS 28 (Revised), "Investments in Associates" ("IAS 28R"):

IAS 28R replaces IAS 28 in its previous format. The key changes contained in IAS 28R compared to IAS 28 relate to adding explicit references to the application of the equity method when accounting for investments in joint ventures as a result of the new guidance prescribed by IFRS 11.

The Group has adopted IAS 28R for the first time for the annual period commencing on January 1, 2013. The adoption of IAS 28R did not have any effect on the Group's consolidated financial statements.

B-17

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 3:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12"):

IFRS 12 prescribes disclosure requirements addressing accounting issues prescribed in IFRS 10 and IFRS 11, "Joint Arrangements" ("IFRS 11") and supersedes the existing disclosure requirements in IAS 28. The disclosure requirements prescribed in IFRS 12 include: significant judgments and assumptions; rights in subsidiaries; rights in joint arrangements and in associates; and rights in structured entities not consolidated in the financial statements.

The Group has adopted IFRS 12 for the first time for the annual period commencing on January 1, 2013. The initial adoption of IFRS 12 is expected to expand certain disclosures in the Group's consolidated financial statements regarding its rights in other entities.

e.	IFRS 13, "Fair Value Measurement" ("IFRS 13"):

IFRS 13 focuses on improving the consistency and minimizing the complexity of fair value measurements by providing an accurate definition of the term "fair value" and offering a single source of guidance for the measurement of fair value and for the disclosure requirements of fair value measurement to be used by all the various IFRS standards. The requirements prescribed in IFRS 13 do not expand the use of fair value accounting but do provide guidance as to its adoption in cases where its use is required or allowed by other IFRS standards.

The Group has adopted IFRS 13 for the first time for the annual period commencing on January 1, 2013. IFRS 13 was adopted prospectively from said annual period. The disclosure requirements of IFRS 13 need not be applied to comparative figures relating to periods before the date of its initial adoption. The initial adoption of IFRS 13 did not have a material effect on the Group's consolidated financial statements.

f.	IAS 19 (Revised 2011), "Employee Benefits" ("IAS 19R"):

IAS 19R introduces significant changes in the manner of recognizing and measuring defined benefit plans and benefits in respect of employee dismissal and provides new disclosure requirements for all types of employees benefits within the scope of IAS 19 as follows:

-	The remeasurement of the net defined benefit liability (formerly - actuarial gains and losses) will be recognized in other comprehensive income and not in profit or loss.

-	The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

-	Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities. The return on plan assets excluding the aforementioned income recognized in profit or loss is included in the remeasurement of the net defined benefit liability.

B-18

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 3:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	The distinction between short-term employee benefits and long-term employee benefits is based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

-	Past service cost arising from changes in the plan is recognized immediately.

The Group has retrospectively adopted IAS 19R commencing on January 1, 2013 for all reported periods. The initial adoption of IAS 19R did not have a material effect on the Group's consolidated financial statements.

g.	IAS 1 (Revised), "Presentation of Financial Statements" ("IAS 1R"):

IAS 1R modifies the manner of disclosure of items of other comprehensive income in the statement of comprehensive income according to the following principles:

-	The items presented in other comprehensive income should be separated into two groups based on whether they can be reclassified in the future to profit or loss. Accordingly, items which cannot be reclassified in the future to profit or loss will be presented separately from the re-classifiable items.

-	Entities that choose to present the items of other comprehensive income before the respective tax will be required to separately present the tax effect of each of the abovementioned groups.

-	The title of the statement of comprehensive income was changed to "statement of profit or loss and other comprehensive income"; however, IAS 1 allows entitie4s to use other titles.

The Group has adopted IAS 1R for the first time for the annual period commencing on January 1, 2013 retrospectively for all reported periods. Since all of the Group's items of other comprehensive income may be reclassified in the future to profit or loss, the initial adoption of IAS 1R did not have a material impact on the Group's consolidated financial statements.

h.	IAS 34 (Revised), "Interim Financial Reporting" ("IAS 34R"):

IAS 34R, which forms part of the Annual Improvements document issued in May 2012, clarifies the disclosure requirements in interim financial reporting regarding segment assets and segment liabilities. According to IAS 34R, disclosure must be provided in the interim financial statements for the measure of total assets and total liabilities attributed to a certain reporting segment if these amounts are regularly provided to the Chief Operating Decision Maker ("CODM") and in the event of a material change in the measures already disclosed in respect of said reporting segment in the latest annual financial statements.

The Group has adopted IAS 34R for the first time for the annual period commencing on January 1, 2013. The initial adoption of IAS 34R did not have a material impact on the Group's consolidated financial statements.

B-19

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 4:-     SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, InterCure's former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and Yazmonit Ltd., a company controlled by Dr. Benjamin Gavish ("Yazmonit" and "Dr. Gavish", respectively). InterCure's Board appointed a committee which included an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board with its conclusions. In addition, a notice was delivered to Mr. Gavish and Dr. Gavish on the establishment of said committee which summoned the two to provide explanations regarding the issues under inspection and requested that they inform any of their future potential partners or investors of the inspection of the legal validity of said license agreement.

On April 7, 2013, InterCure announced that an originating summons had been filed by Yazmonit against it, with the Tel-Aviv-Jaffa District Court, according to which the Court was asked to render a verdict which declares that the license agreement had been approved and signed and the rights therein had been conferred and transferred by the respondent to the petitioner as required by law. Moreover, on May 13, 2013, InterCure filed a petition with the Court for dismissing the originating summons in limine and assigning the motion to a standard legal procedure. On July 17, 2013, InterCure made it public that it had reached a settlement with Mr. Gavish and Dr. Gavish in connection with the amendment of said license agreement. According to the amendment, Yazmonit will not be able to market its products under InterCure's RESPeRATE TM trademark and brand name.

b.	On February 21, 2013, the Company's special general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision is subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013, the Court approved the decision to extend the exercise period of the warrants.

c.	The Company and Kitov Pharmaceuticals Ltd. (see Note 18a to the annual consolidated financial statements for 2012), on March 5, 2013, decided to cease the negotiations as they failed to yield any binding agreement.

B-20

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 4:-     SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

d.	On March 21, 2013, Prof. Reuven Zimlichman was appointed as InterCure's medical director. According to his consulting agreement, he will provide InterCure services consisting of R&D consulting, IP and medical regulation management. Prof. Zimlichman will be granted 130,000 stock options exercisable into 130,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. Alternatively, if as a result of the signing of an agreement between InterCure and a medical institution (such as a sick fund) for the sale of InterCure's products through the medical institution the total sales of InterCure's products exceed US$ 175,000, then 30% of the then unvested stock options will vest. The fair value of all the stock options using the Black-Scholes model in accordance with the provisions of IFRS 2 as of the date of InterCure's Board's approval approximates $ 9 thousand. The exercise period of the stock options is a maximum of 10 years from the date of grant.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 92.21%, risk-free interest rates of 2.76%-3.21% and expected life of 5-6.5 years.

e.	On June 26, 2013, Mr. Ofer Gilboa was appointed as CEO of InterCure. According to Mr. Gilboa's employment agreement, he will be granted 650,000 stock options which are exercisable into Ordinary shares of InterCure at an exercise price of NIS 0.23 per stock option. The stock options vest over a period of three years whereby 1/12 of stock options will vest at the end of each quarter. The fair value of all of the stock options using the Black-Scholes model pursuant to the provisions of IFRS 2 as of the date of InterCure's Board's approval was approximately $ 19 thousand. The exercise period is for a maximum of ten years from the allocation date. The value of each option is based on the following inputs: expected dividend rate of 0%, expected standard deviation rate of 5.41%, risk-free interest rate of 1% and expected life of 5-6.5 years. Also according to the employment agreement, if InterCure's revenues exceed $ 5 million and the EBITDA is not less than $ 1 million, Mr. Gilboa will be entitled to a bonus of $ 25 thousand. It was also determined that Mr. Gilboa will be entitled to a bonus of 1% of any capital raising round in InterCure over a period of 36 months from the commencement of his tenure, provided that the investments are made by third parties that are unrelated to InterCure, and up to a maximum bonus of $ 100 thousand. See also Note 6 below.

f.	During the reporting period, holders of the Company's warrants (series 2) exercised 86,299 warrants (series 2) into 86,299 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1 per warrant. The overall proceeds from the exercise of the warrants (series 2) totaled approximately $ 25 thousand.

g.	During the reporting period, 130,000 non-marketable stock options of the Company were exercised into 130,000 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 0.28 per stock option. The proceeds from the exercise of the stock options totaled approximately $ 9 thousand.

h.	On July 10, 2013, the Company's management received a notice from Nasdaq representatives stating that the admission committee had approved the Company's application to relist its ADRs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company's ADRs began trading on Nasdaq.

B-21

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 4:-     SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

i.	On July 22, 2013, InterCure announced that it had entered into a blind trust agreement with S.G.S. Trusts Ltd. for the gradual sale of the Company's shares held by InterCure over a period of two years and subject to the terms defined by the Company's Board. These shares had been allocated to InterCure in the debt refinancing agreement signed by InterCure with its creditors on July 25, 2012 in the context of which the Company acquired control over InterCure. Consequently, during the reporting period, InterCure reported the sale of 352,297 Company shares that had been allocated to it in the context of the acquisition agreement of July 25, 2012 for an average price of $ 0.315 (approximately NIS 1.13) per share. See also Note 6 below.

j.	On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 ("the Law") was published in the Government's records. Among others, the Law prescribes the following changes:

1.	From the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

2.	From the 2014 tax year and thereafter, an increase in the tax rate applicable to income from a preferred enterprise, as defined in the Law for the Encouragement of Capital Investments, 1959 ("the Encouragement Law"), of an eligible preferred company to 9% in development area A (instead of 7% in 2014 and 6% in 2015 and thereafter) and to 16% in all other development areas (instead of 12.5% in 2014 and 12% in 2015 and thereafter). Moreover, the tax rate on dividends originating from preferred income as stated in the Encouragement Law that are distributed from January 1, 2014 and thereafter will increase to 20% (instead of 15%).

3.	When a company distributes revaluation gains to its shareholders, the asset in respect of which the revaluation gains are recorded in the financial statements of the distributing company will be viewed as an asset sold on the date of distribution (notional sale) and therefore the revaluation gains are taxable. Revaluation gains are defined in the Law as retained earnings that are not corporate taxable, as prescribed by the Minister of Finance with the approval of the Israeli Parliament's Finance Committee, in an amount that exceeds NIS 1 million, calculated on a cumulative basis from the date of the asset's acquisition.

The Law is not expected to have a material effect on the Company's financial statements.

k.	On August 15, 2013, following the InterCure's Board's approval from June 26, 2013, the general meeting of InterCure's shareholders approved the following issues:

1.	Approval of the remuneration offered to InterCure's new CEO, Mr. Ofer Gilboa, through a company that is wholly controlled by him, including the grant of a letter of exemption and indemnification and the inclusion of Mr. Gilboa in InterCure's officers' and directors' liability insurance policy. See also Note 6 below.

B-22

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 4:-     SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

2.	A change in the exercise increment of 1,238,333 non-marketable stock options granted to employees and officers in InterCure, including directors in InterCure who act as officers in the Company, from an amount of $ 0.15 (54 Agorot) per stock option to an amount equivalent to 10% above the average price of InterCure's share on the TASE in the three trading days that preceded the date of the Board's decision, namely $ 0.063 (22.73 Agorot). The general meeting also approved a change in the terms of the options previously granted to InterCure's former CEO, Mr. Ronen Twito, who acts as the Company's CFO and Deputy CEO. The total economic value of the change in the option terms as above according to the Black and Scholes model pursuant to the provisions of IFRS 2 as of the date of the Board's approval approximates $ 12 thousand.

l.	On August 19, 2013, Dr. Ben-Zion Weiner, a director in the Company, announced his resignation from the Company's Board. In his resignation announcement, Dr. Weiner stated to the Company's management that, if requested, he would be willing to positively consider joining the Company's scientific advisory committee. Following Dr. Weiner's resignation, on August 19, 2013, 2,938,668 of the options that had been granted to Dr. Weiner and had not yet vested as of the resignation date were forfeited. See also Note 6 below.

m.	On September 11, 2013, the Company entered into an agreement for the purchase of another 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. ("Aurum") in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. ("Zmiha") for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics' issued and outstanding share capital as of the date of the agreement in consideration of approximately $ 3.4 million (approximately NIS 12 million). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2.7 million (approximately NIS 9.6 million) and the balance is held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceedings pursuant to section 350 to the Companies Law in Proteologics. As of the date of approval of the financial statements, the majority of the consideration has been delivered to the Company and an amount of approximately $ 0.3 million (approximately NIS 1 million) remains in escrow according to the agreement.

B-23

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 4:-       SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

o.	On September 11, 2013, the Company's Board received notification from Mr. David Grossman, the former CEO, that he wished to terminate his position as CEO. Accordingly, on September 11, 2013, the Company's Board approved the appointment and employment terms of Mr. Josh Levine as CEO effective from October 15, 2013. Mr. Grossman shall complete his tenure as CEO at the end of the four-month notice period stipulated in his employment agreement. On October 15, 2013, Mr. Levine began his tenure as the Company's CEO.

p.	On September 12, 2013, the Company issued to MinoGuard 175,633 Ordinary shares of NIS 0.1 par value each of the Company in respect of annual license fees from July 1, 2013 through June 30, 2014.

NOTE 5:       SEGMENT REPORTING

The Group's management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker ("CODM") and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

Segment reporting data for the nine and three months ended September 30, 2013 and for the year ended December 31, 2012:

	Nine months ended September 30, 2013 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	1,434	212	12	-	-	1,658
Inter-segment revenues	-	-	1,041	-	(1,041)	-

Total revenues	1,434	212	1,053	-	(1,041)	1,658

Segment results before current amortization of intangible assets identified in the acquisition	15	4	1	(302)	-	(282)
Current amortization of intangible assets identified in the acquisition	(170)	(24)	(1)	-	-	(195)

Segment results	(155)	(20)	-	(302)	-	(477)

Unallocated joint expenses						(1,673)
Other income, net						1,056
Financial income, net						38
Losses from investment in associate						(845)

Loss for the period						(1,901)

B-24

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 5:       SEGMENT REPORTING (Cont.)

	Three months ended September 30, 2013 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	424	48	1	-	-	473
Inter-segment revenues	-	-	558	-	(558)	-

Total revenues	424	48	559	-	(558)	473

Segment results before current amortization of intangible assets identified in the acquisition	10	1	(1)	(151)	-	(141)
Current amortization of intangible assets identified in the acquisition	(59)	(7)	(1)	-	-	(67)

Segment results	(49)	(6)	(2)	(151)	-	(208)

Unallocated joint expenses						(9)
Other income, net						1,046
Financial income, net						12
Losses from investment in associate						(396)

Loss for the period						445

	Year ended December 31, 2012 (audited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	766	167	5	-	-	938
Inter-segment revenues	-	-	583	-	(583)	-

Total revenues	766	167	588	-	(583)	938

Segment results before current amortization of intangible assets identified in the acquisition	28	(18)	2	(388)	-	(376)
Current amortization of intangible assets identified in the acquisition	(140)	(35)	(1)	-	-	(176)

Segment results	(112)	(53)	1	(388)	-	(552)

Unallocated joint expenses						(2,606)
Other income, net						802
Financial income, net						45
Earnings from investment in associate						569

Loss for the year						(1,742)

B-25

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 6:-       EVENTS AFTER THE REPORTING PERIOD

a.	On November 7, 2013, the Company was notified of Mr. David Grossman's resignation from the Company's Board. On the same date and in keeping with Mr. Grossman's notification, the Company appointed Mr. David Bassa as a director in the Company.

b.	On November 17, 2013, 1,469,332 of the stock options granted to Dr. Ben-Zion Weiner that had vested but had not been exercised, had expired.

c.	On November 19, 2013, the Company's shareholders' meeting approved the following resolutions:

1.	The Company will change its reporting framework from the principles prescribed in Chapter F to the Israeli Securities Law, 1968 ("the Securities Law") to the reporting framework prescribed by the U.S. Securities and Exchange Act of 1934 ("U.S. Securities Laws"), as stipulated in section 35ff to the Securities Law. Upon the transition to the reporting framework prescribed by Chapter E3 to the Securities Law in conformity with U.S. Securities Laws, the Company will file reports to the Securities and Exchange Commission in the United States concurrently with the reports published on the Israeli Securities Authority's website (MAGNA).

2.	Approval of the Company's remuneration policy in accordance with the provisions of section 267a to the Companies Law.

d.	On November 24, 2013, InterCure announced that according to InterCure's board of directors' resolution from November 21, 2013, and considering current cash balances and estimations regarding cash flow, InterCure had instructed the trustee to delay the sale of Company shares in accordance with the aforementioned blind trust agreement. InterCure further stated that it would assess, from time to time, its policy regarding sale of Company shares held by InterCure.

e.	On November 27, 2013, InterCure announced the resignation of InterCure's CEO, Mr. Ofer Gilboa. Mr. Gilboa's term will end following a two-month notice period, on January 26, 2014.

f.	On November 28, 2013, the Company's Board decided to file a petition with the court and convene a meeting of shareholders and a meeting of warrants (series 2) holders in order to extend the exercise date of warrants (series 2) of the Company from December 31, 2013 to October 28, 2014.

g.	After the balance sheet date and as of the date of approval of the Financial Statements, InterCure's share price has declined significantly. Should InterCure's share price remain in the current price range in the future, the Company will be required to assess the need for an impairment in InterCure's value, based on InterCure's recoverable amount, being the higher of (1) fair value less costs to sell and (2) value in use.

B-26

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF SEPTEMBER 30, 2013

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	C-2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-3

Income and Expenses Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-4

Cash Flows Included in the Statements Attributable to the Company Itself as a Parent	C5 - C6

Notes and Additional Information to the Financial Data	C7 - C9

- - - - - - - - - - - -

C-1

To

The shareholders of

XTL Biopharmaceuticals Ltd.

Re:     Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of XTL Biopharmaceuticals Ltd. ("the Company") as of September 30, 2013 and for the nine and three-month periods then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of the separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 28, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

C-2

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,278	934	241
Short-term deposits	-	2,009	1,008
Accounts receivable	795	50	109
Convertible loan extended to investee	-	336	352
Receivables for investees	70	83	94
Restricted deposits	23	20	22

	4,166	3,432	1,826
NON-CURRENT ASSETS:
Property, plant and equipment	32	31	31
Intangible assets	5	5	5
Other investments	-	52	-

	37	88	36

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees	4,449	4,337	6,541

Total assets attributable to the Company itself as a parent	8,652	7,857	8,403

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	104	112	97
Payables for investees	840	73	365
Other accounts payable	385	553	588

	1,329	738	1,050
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	6,093	5,989	5,997
Share premium	148,343	147,401	147,475
Accumulated deficit	(144,774)	(143,598)	(143,560)
Treasury shares	(2,348)	(2,469)	(2,469)
Foreign currency translation adjustments of foreign operations	-	-	114
Reserve from transactions with non-controlling interests	9	(204)	(204)

Total equity	7,323	7,119	7,353

Total liabilities and equity	8,652	7,857	8,403

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	Josh Levine	Ronen Twito
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: November 28, 2013.

C-3

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	U.S. dollars in thousands

Research and development expenses	(46)	(75)	(22)	(32)	(92)
General and administrative expenses	(955)	(1,673)	50	(737)	(2,379)
Other gains, net	1,056	795	1,046	795	787

Operating income (loss)	55	(953)	1,074	26	(1,684)

Finance income	31	28	1	20	51
Finance expenses	(53)	(32)	(20)	(3)	(57)

Finance expenses, net	(22)	(4)	(19)	17	(6)

Income (loss) after financing	33	(957)	1,055	43	(1,690)

Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	(1,359)	(137)	(506)	(93)	300

Income (loss) for the period attributable to the Company itself as a parent	(1,326)	(1,094)	549	(50)	(1,390)

Other comprehensive income (loss):
Items which can be classified to profit or loss:
Foreign currency translation differences	108	-	40	-	114
Adjustment from reclassification to profit and loss	(221)	-	(221)	-	-

Total other comprehensive income (loss)	(113)	-	(181)	-	114

Total comprehensive income (loss) for the period attributable to equity holders of the parent	(1,439)	(1,094)	368	(50)	(1,276)

The accompanying notes and additional information are an integral part of the financial data.

C-4

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the period	(1,326)	(1,094)	549	(50)	(1,390)
Adjustments to reconcile income (loss) to net cash used in operating activities (a)	207	246	(1,006)	(220)	139
Net cash flows from operating activities relating to transactions with investees	373	(140)	-	(120)	125

Net cash used in operating activities	(746)	(988)	(457)	(390)	(1,126)

Cash flows from investing activities:

Acquisition of subsidiary	-	(149)	-	(149)	(149)
Investment in associate	-	-	-	-	(1,658)
Sale of investment in associate	2,724	-	2,724	-	-
Decrease (increase)in short-term bank deposits	1,032	(1,806)	503	2	(798)
Purchase of property, plant and equipment	(7)	(2)	-	(1)	(6)
Loan granted	-	-	-	-	-
Other investments	-	(33)	-	(33)	(29)
Net cash used in investing activities relating to transactions with investees	-	(330)	-	(308)	(330)

Net cash provided by (used in) investing activities	3,749	(2,320)	3,227	(489)	(2,970)

Cash flows from financing activities:

Proceeds from issuance of shares and options	-	2,418	-	-	2,418
Receipts from exercise of stock options into shares	34	1,783	16	395	1,865

Net cash provided by financing activities	34	4,201	16	395	4,283

Increase (decrease) in cash and cash equivalents	3,037	893	2,786	(484)	187

Gains (losses) from exchange rate differences on cash and cash equivalents	-	(24)	(2)	(1)	(11)

Cash and cash equivalents at the beginning of the period	241	65	494	1,419	65

Cash and cash equivalents at the end of the period	3,278	934	3,278	934	241

The accompanying notes and additional information are an integral part of the financial data.

C-5

XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2013	2012	2013	2012	2012
		Unaudited				Audited
		U.S. dollars in thousands

(a)	Adjustments to reconcile income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	6	3	2	1	5
	Loss from disposal of property, plant and equipment	-	-	-	-	2
	Share-based payment transactions to employees and others	112	772	(388)	472	1,106
	Gains from exchange rate differences on operating activities	-	-	-	-	11
	Gain from bargain purchase	-	(795)	-	(795)	(795)
	Revaluation of short-term deposits	(25)	(10)	(1)	(7)	(19)
	Loss (gain) from change in holding rate in associate	(10)	-	-	-	5
	Exchange rate differences on operating activities	(10)	24	(10)	1	-
	Gain from sale of investment in associate	(1,046)	-	(1,046)	-
	Share-based payment for patent expenses	13		13	-
	Financial income from convertible loan	-	-	-	-
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	1,415	137	520	93	(300)

		455	131	(910)	(235)	15
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	(9)	11	(20)	24	(48)
	Increase (decrease) in trade payables	(23)	79	(24)	28	64
	Increase (decrease) in other accounts payable	(216)	25	(52)	(37)	108

		(248)	115	(96)	15	124

		207	246	(1,006)	(220)	139
(b)	Non-cash activities:

	Deferred charges in connection with the acquisition of Kitov recorded under "other investments"	-	19	-	19	12

	Issuance of treasury shares to subsidiary	-	2,469	-	2,469	2,469

The accompanying notes and additional information are an integral part of the financial data.

C-6

XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate interim financial information	-	separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate interim financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of September 30, 2013 and for the nine and three-month periods then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in conformity with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9c to the Periodic Report Regulations ("Regulation 9c"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of September 30, 2013 and for the nine and three-month periods then ended ("condensed interim consolidated financial statements") attributable to the Company itself as the parent.

C-7

XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

This separate interim financial information should be read in conjunction with the condensed interim consolidated financial statements and with the separate financial information of the Company as of December 31, 2012 and for each of the three years in the period then ended ("the Company's separate financial information for 2012") and the accompanying notes which have been prepared in accordance with Regulation 9c to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2012 as elaborated therein.

The interim financial information is reviewed and not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

Note 2: -	Relations, Engagements, Loans, Material Investments and Transactions between the Company and Its Investees

a.	In January 2013, the Company converted a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., of approximately $ 54 thousand into an equity investment.

C-8

XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 2: -	Relations, Engagements, Loans, Material Investments and Transactions between the Company and Its Investees (Cont.)

b.	On May 16, 2013, the Company informed an investee, InterCure Ltd. ("InterCure"), of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition of July 25, 2012 into 7,620,695 Ordinary shares of InterCure. Prior to said decision, the Company held approximately 45.41% of InterCure's issued and outstanding share capital. Following said conversion and as of September 30, 2013, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

- - - - - - - - - - - -

C-9

APPENDIX A

Interim report on the effectiveness of internal control over financial reporting and disclosure pursuant to the Israeli Regulation 38c(a)

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Company"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The executive officers in charge are:

1.	Mr. Josh Levine, CEO.
2.	Mr. Ronen Twito, Deputy CEO and CFO.
3.	Mr. Omer Morashti, Controller.

Internal control over financial reporting and disclosure consists of the Company's existing controls and procedures that have been planned by the CEO and the most senior financial officer or under their supervision, or by the equivalent acting officers, under the governance of the Company's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company's management, including the CEO and the most senior financial officer, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In the annual report on the effectiveness of internal control over financial reporting and disclosure which is attached to the periodic report for the period ended December 31, 2012 ("the last annual report on internal control"), management and the board of directors have assessed the Company's internal control; based on this assessment, the Company's board of directors and management have concluded that the Company's internal control as above as of December 31, 2012 is effective.

Through the date of this report, no events or circumstances have been brought to the knowledge of the board of directors and management that are liable to change the assessment of the effectiveness of internal control, as found in the last quarterly report on internal control.

As of the date of this report, based on the assessment of the effectiveness of internal control in the last annual report on internal control, and based on information brought to the knowledge of management and the board of directors, as above, internal control is effective.

It is indicated that on July 25, 2012, the Company completed an acquisition of 50.79% of the shares of InterCure Ltd. ("InterCure") following which the Company obtained control over InterCure for the first time. As of September 30, 2013, the Company holds about 54.72% of InterCure's share capital. InterCure is not part of the scope of this report.

D-1

Chief Executive Officer's Statement pursuant to Regulation 38c(d)(1):

Letter of Representation

Chief Executive Officer's Statement

I, Josh Levine, hereby declare that:

(1)	I have reviewed the quarterly report of XTL Biopharmaceuticals Ltd. ("the Company") for the third quarter of 2013 ("the reports").

(2)	To my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-2

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that is to modify the conclusion of the management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

November 28, 2013	/s/ Josh Levine
Date	Josh Levine, CEO

D-3

Chief Financial Officer's Statement pursuant to Regulation 38c(d)(2):

Letter of Representation

Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the interim financial statements and the other financial information included in the interim reports of XTL Biopharmaceuticals Ltd. ("the Company") for the third quarter of 2013 ("the reports" or "the interim reports").

(2)	To my knowledge, the interim financial statements and any other financial information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the interim financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the interim financial statements and any other financial information included in the interim reports, that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-4

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that relates to the interim financial statements and to any other financial information included in the interim reports that is to modify, in my evaluation, the conclusion of management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

November 28, 2013	/s/ Ronen Twito
Date	Ronen Twito, Deputy CEO and CFO

D-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 29, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer